UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 15, 2003

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Park Boulevard, Suite 405, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name and address, if changed since last report)

FIRST MIDWEST BANCORP, INC.
FORM 8-K
August 15, 2003

Item 5. Other Events and Regulation FD Disclosure

On August 14, 2003, First Midwest Bancorp, Inc. issued a press release announcing investment grade ratings issued by Moody's Investment Service. This press release, dated August 14, 2003, is attached as Exhibit 99 to this report.

The following Items are not applicable for this Form 8-K:

Item 1.   Changes in Control of Registrant

Item 2.   Acquisition or Disposition of Assets

Item 3.   Bankruptcy or Receivership

Item 4.   Changes in Registrant's Certifying Accountant

Item 5.   Other Events and Regulation FD Disclosure

Item 6.   Resignations of Registrant's Directors

Item 7.   Financial Statements and Exhibits

Item 8.   Change in Fiscal Year

Item 9.   Regulation FD Disclosure

Item 12.   Disclosure of Results of Operations and Financial Condition

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          First Midwest Bancorp, Inc.
                                          _____
                                                  (Registrant)

Date: August 15, 2003   /s/ STEVEN H. SHAPIRO
                                          _____
                                                Steven H. Shapiro
                                            Executive Vice President

Exhibit 99

News Release

First Midwest Bancorp
300 Park Blvd., Suite 405
P.O. Box 459
Itasca, Illinois 60143-9768
(630) 875-7450

[LOGO] **First Midwest Bancorp, Inc.**

FOR IMMEDIATE RELEASE

CONTACT: Steven H. Shapiro
(630) 875-7345
www.firstmidwest.com

TRADED: Nasdaq
SYMBOL: FMBI

FIRST MIDWEST BANCORP, INC.
RECEIVES INVESTMENT GRADE RATING
FROM MOODY'S

ITASCA, IL, AUGUST 14, 2003 – First Midwest Bancorp, Inc. (**Nasdaq:FMBI**) today announced that Moody's Investment Service had assigned investment grade ratings to both First Midwest Bancorp and its subsidiary, First Midwest Bank. Moody's assigned ratings of Baa1 to First Midwest and deposit ratings of A3 for long-term deposits and Prime-1, its highest rating, for short-term deposits to First Midwest Bank. Moody's outlook for all of these ratings is stable.

"We are extremely pleased with these ratings," said John O'Meara, Chief Executive Officer and President of First Midwest. "They reflect the strength of our financial position, the strong quality of our loan and investment portfolios and the ongoing strength of our operating performance."

First Midwest is the premier relationship-based banking franchise in the wealthy and growing suburban Chicago banking markets. As the largest independent bank holding company and one of the overall largest banking companies in the Chicago metropolitan area, First Midwest provides the full range of both business and retail banking, trust and investment management services through 70 offices located in more than 40 communities, primarily in northern Illinois.

#   #   #